CUSIP NO. 00759X100                                           Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                      Advanced Technology Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00759X100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Kurt Seifman
                               5 West 86th Street
                            New York, New York 10024
                               Tel (212) 877-0055
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 00759X100                                            Page 2 of 6 Pages



1)  Name of Reporting Person                     Kurt Seifman
    I.R.S. Identification
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box               (a) [ ]
    if a Member of a Group                  (b) [ ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Source of Funds Not Applicable
-------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings Is                    Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                         United States
-------------------------------------------------------------------------------
  Number of           7)  Sole Voting       5,671,440 shares of
    Shares                Power             Common Stock
 Beneficially
  Owned by            ---------------------------------------------------------
    Each              8)  Shared Voting
  Reporting               Power             5,194,482 shares of Common Stock
Person With
                      ---------------------------------------------------------
                      9)  Sole Dispositive  2,171,440 shares of
                          Power             Common Stock
                      ---------------------------------------------------------
                      10) Shared Dispositive
                          Power              5,194,482 shares of Common Stock
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially            10,865,922 shares of
    Owned by Each Reporting Person           Common Stock
-------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
-------------------------------------------------------------------------------
13) Percent of Class
    Represented by                          22.3%
    Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting
    Person                                  IN
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CUSIP NO. 00759X100                                            Page 3 of 6 Pages



1)  Name of Reporting Person                ERBC Holdings Limited
    I.R.S. Identification
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box               (a) [ ]
    if a Member of a Group                  (b) [ ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Source of Funds Not Applicable
-------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                     Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                          British Virgin Islands
-------------------------------------------------------------------------------
  Number of         7)  Sole Voting
    Shares              Power               -0-
 Beneficially
  Owned by          -----------------------------------------------------------
    Each            8)  Shared Voting
  Reporting             Power               5,194,482 shares of Common Stock
 Person With
                    -----------------------------------------------------------
                    9)  Sole Dispositive
                        Power               -0-
                    -----------------------------------------------------------
                    10) Shared Dispositive
                        Power              5,194,482 shares of Common Stock
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially          5,194,482 shares of
    Owned by Each Reporting Person         Common Stock
-------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
-------------------------------------------------------------------------------
13) Percent of Class
    Represented by                          10.6 %
    Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting
    Person                                  CO



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CUSIP NO. 00759X100                                            Page 4 of 6 Pages



                         AMENDMENT NO. 5 TO SCHEDULE 13D


          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 8, 2000, Amendment No. 1 thereto filed on December 14, 2000, Amendment No. 2 thereto filed on January 22, 2001, Amendment No. 3 thereto filed on July 11, 2001 and Amendment No. 4 thereto filed on August 16, 2001 (as so amended, the "Schedule 13D").

          The Schedule 13D is hereby amended as follows:

ITEM 3.  PURCHASE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following thereto:

          Advanced Technology Industries, Inc. ("ATI"), LTDnetwork, Inc. ("LTDN") and Kurt Seifman entered into a Letter of Intent (the "LOI") dated October 16, 2002 in connection with the proposed acquisition of LTDN by ATI in consideration for a majority interest in ATI. The LOI provides that neither ATI nor Kurt Seifman shall engage in any activity involving a sale of ATI's assets, merger, acquisition or a sale or transfer of a controlling interest in ATI without the written consent of LTDN.

          Kurt Seifman may gift additional shares of Common Stock to friends, family members and charitable entities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         (a) Kurt Seifman directly beneficially owns 2,171,440 shares of common stock of ATI (the "Common Stock") (excluding the shares of Common Stock subject to the Irrevocable Proxy described in paragraph (b) below). ERBC Holdings Limited ("ERBC") directly beneficially owns 5,194,482 shares of Common Stock. Kurt Seifman is the sole beneficial owner of all of the outstanding stock of ERBC and therefore indirectly beneficially owns the 5,194,482 shares of Common Stock owned by ERBC.

         (b) Kurt Seifman has the sole power to vote or direct the voting of the shares of Common Stock that he directly beneficially owns and has the sole power to dispose of or direct the disposition of 2,171,440 shares of Common Stock. Kurt Seifman shares the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock owed by ERBC. In addition, Kurt Seifman has the sole power to vote 3,500,000 shares of Common Stock pursuant to an Irrevocable Proxy with an unaffiliated shareholder of ATI previously reported.

         (c) Neither Kurt Seifman nor ERBC has effected any transactions in shares of Common Stock in the 60 days prior to the date of this statement.
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CUSIP NO. 00759X100                                            Page 5 of 6 Pages

         (d) No person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by Kurt Seifman and ERBC.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following thereto:

         Kurt Seifman is a party to the LOI as described in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1--Letter of Intent dated October 16, 2002 among Kurt Seifman, ATI and LTDN (incorporated by reference to Exhibit 2-1 to the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on December 19, 2002).

CUSIP NO. 00759X100                                            Page 6 of 6 Pages



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2003
                                   By:  /s/ Kurt Seifman
                                        ----------------------------------------
                                        Kurt Seifman



Dated: February 14, 2003
                                    ERBC HOLDINGS LIMITED


                                    By:  /s/ Kurt Seifman
                                         ---------------------------------------
                                          Title:  Chairman of the Board